WiLAN

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class COMMON

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General and Special Meeting to be held on April 27, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Eastern Time, on April 25, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

I/We, being holder(s) of Wi-LAN Inc. (the "Corporation") hereby appoint:
James D. Skippen, Chairman and Chief Executive Officer, or failing him,
William R. Middleton, Senior Vice-President and General Counsel

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the "Meeting") of Wi-LAN Inc. to be held at Hampton Inn, Ottawa ON on Wednesday, April 27, 2011 at 10:00 a.m. (Ottawa time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. James Douglas Skippen	☐	☐	02. Dr. Michel Tewfik Fattouche	☐	☐	03. John Kendall Gillberry	☐	☐
04. William Keith Jenkins	☐	☐	05. W. Paul McCarten	☐	☐	06. Richard J. Shorkey	☐	☐
07. Robert S. Bramson	☐	☐	08. Jim Roche	☐	☐			

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	For	Withhold
2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditor's remuneration.	☐	☐

	For	Against
3. Rights Plan Resolution	☐	☐

1. the Shareholder Rights Plan of the Corporation be and is hereby confirmed and approved, and the Shareholder Rights Plan Agreement between the Corporation and Computershare Investor Services Inc. dated April 27, 2011 (the "Rights Plan Agreement") be and is hereby also confirmed and approved;

2. any officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution; and

3. notwithstanding the approval by the shareholders of the Corporation of this resolution and without notice to or approval of the shareholders of the Corporation, the directors of the Corporation may, in their discretion, decide to revoke this resolution and not proceed with the Rights Plan Agreement.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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WiLAN

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class COMMON

Holder Account Number

C9999999999 IND

Fold

Form of Proxy - Annual General and Special Meeting to be held on April 27, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 am, Eastern Time, on April 25, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

I/We, being holder(s) of Wi-LAN Inc. (the "Corporation") hereby appoint: James D. Skippen, Chairman and Chief Executive Officer, or failing him, William R. Middleton, Senior Vice-President and General Counsel

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the "Meeting") of Wi-LAN Inc. to be held at Hampton Inn, Ottawa ON on Wednesday, April 27, 2011 at 10:00 a.m. (Ottawa time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. James Douglas Skippen	☐	☐	02. Dr. Michel Tewfik Fattouche	☐	☐	03. John Kendall Gillberry	☐	☐
04. William Keith Jenkins	☐	☐	05. W. Paul McCarten	☐	☐	06. Richard J. Shorkey	☐	☐
07. Robert S. Bramson	☐	☐	08. Jim Roche	☐	☐			

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	For	Withhold
2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditor's remuneration.	☐	☐

	For	Against
3. Rights Plan Resolution	☐	☐

1. the Shareholder Rights Plan of the Corporation be and is hereby confirmed and approved, and the Shareholder Rights Plan Agreement between the Corporation and Computershare Investor Services Inc. dated April 27, 2011 (the "Rights Plan Agreement") be and is hereby also confirmed and approved;

2. any officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution; and

3. notwithstanding the approval by the shareholders of the Corporation of this resolution and without notice to or approval of the shareholders of the Corporation, the directors of the Corporation may, in their discretion, decide to revoke this resolution and not proceed with the Rights Plan Agreement.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9 9 9 9 9 1 1 4 8 5 4 1 P I Z A R 2 W I N Q